Exhibit 99.8

JAMES HARDIE INDUSTRIES PLC (JHIplc)

INVESTOR GUIDE

FOR COMPLETING IRISH DIVIDEND WITHHOLDING TAX (DWT) FORMS

This guide is intended for beneficial owners of JHIplc shares who are not resident for tax purposes in Ireland and are eligible for exemption from DWT on dividends from JHIplc.

This guide is of a general nature only and does not constitute legal, financial or tax advice. You must seek professional advice in respect of your specific situation.

What is DWT?

Irish law requires DWT to be withheld from payment of dividends by Irish resident companies such as JHIplc, unless the beneficial owner holder complies with certain requirements (Exemption Requirements). The current rate of DWT is 20%. Irish DWT is governed by Chapter 8A, Part 6 of the Taxes Consolidation Act 1997 of Ireland (as amended) (Act).

Why does this apply to me?

Irish Revenue granted JHIplc shareholders transitional relief from most of the Exemption Requirements in relation to dividends paid up to and including the dividend paid in July 2013. This transitional relief has now passed and DWT will be required to be withheld on future JHIplc dividends unless the Exemption Requirements are met. Once you satisfy (and provided you continue to comply with) the Exemption Requirements, you will not be required to complete any further DWT forms until 31 December five years after your DWT form is completed (signed, dated and, if required, certified by your local tax authority). For purposes of clarity, you will cease to comply with the Exemption Requirements if any one of the following events occurs:

—	the beneficial owner changes their address to a country that is not the same as their country of residence shown on your
—	DWT form; or
—	death of the beneficial owner; or
—	where the beneficial owner is a company, that company goes into liquidation.

What are the Exemption Requirements?

You will be a ‘qualifying non-resident person’ and DWT will not be deducted from your JHIplc dividends if you meet each of the following criteria:

—	you are the beneficial owner of JHIplc CHESS Units of Foreign Securities (shares); and
—

you are resident as in a ‘relevant territory’ or, if you are a company which is not resident in a ‘relevant territory’, you are ultimately controlled by person(s) resident in a ‘relevant territory’ or you meet the ‘quoted company exemption’ criteria; and

—

if you are an individual or a person or body of persons (other than a company), your local tax authority has certified your tax residence in a ‘relevant territory’ (Note: for Australian tax residents, the tax certification process will be undertaken by Computershare); and

—	you complete and return the applicable DWT Form and tax authority certification (if you are not an Australian tax resident) before the cut-off date for a dividend.

What if I don’t meet the Exemption Requirements or don’t complete a DWT Form?

DWT will be withheld on your dividend. However, if you are eligible for exemption but have not completed a DWT Form, you may be able to claim a refund of DWT directly from Irish Revenue. Any refund claim must be made within four years from the end of the tax year to which the claim relates.

Am I a beneficial owner?

The beneficial owner is generally the person or entity who is liable to include the dividend income from JHIplc shares in its gross income on a tax return. If you are a custodian, nominee, trustee or otherwise hold legal title on behalf of another entity which would include the dividend income from JHIplc in its gross income on a tax return, you would not normally be a beneficial owner.

In these circumstances:

—	an individual, joint holder or company will be the beneficial owner where JHIplc dividend income is declared in their tax return;
—	an Australian Managed Investment Scheme will be the beneficial owner where JHIplc dividend income is declared in its Australian tax return;
—	a pension fund, which includes an Australian Superannuation Fund or Australian Self-Managed Superannuation Fund, will be the beneficial owner where the dividend income is declared in its tax return.

Refer to ‘Step 3. Sign the Form’ on page 3 of this investor guide for further details of who can sign on behalf of the beneficial owner.

Investor Guide Page 1 of 4

Am I resident in a ‘relevant territory’?

You are resident in a ‘relevant territory’ if you are resident for tax purposes in a country (other than Ireland) which is a member of the European Union, or a country with which Ireland has a double taxation agreement, and you are not resident nor ordinarily resident for tax purposes in Ireland. ‘Relevant territories’ include Australia, New Zealand, the United States and the United Kingdom. The full list of ‘relevant territories’ is available from Irish Revenue’s website at: www.revenue.ie/en/practitioner/law/tax-treaties.html

Can I complete a DWT Form?

If you are the beneficial owner, you will be an ‘Eligible Person’ and may complete an applicable DWT Form if:

—	you are an individual (or individuals in the case of joint holders) and you are resident in a ‘relevant territory’; or
—	you are a company:
¡	which is resident in a ‘relevant territory’ and which is not under the control of person(s) resident for tax purposes in Ireland; or
¡	which is ultimately controlled by person(s) resident in a ‘relevant territory’; or
¡

where the principal class of shares (i) of the company, or (ii) of a company of which you are a 75% (or more) subsidiary, or (iii) where the company is wholly owned by two or more companies, of each of those companies, is substantially and regularly traded on a recognised stock exchange in a ‘relevant territory’, or on such other stock exchange as may be approved from time to time (quoted company exemption).

—

you are a person or body of persons such as a superannuation/pension fund, Australian managed investment scheme or trust (other than an individual or a company) which is resident in a ‘relevant territory’. (See Additional Questions on page 3 of this investor guide for more information on this category.)

How do I complete a DWT Form?

If you are presumed to be an Australian tax resident, you have been sent the ‘Australian Tax Resident DWT Form’.

If you are presumed to be tax resident outside of Australia, you have been sent the ‘Non-Australian Tax Resident DWT Form’.

If you are not in possession of the DWT Form applicable to your circumstances, you can download the appropriate DWT Form www.computershare.com/au/forms by:

—	selecting James Hardie Industries plc;
—	scrolling down to Irish Tax forms; and
—	selecting the applicable DWT Form.

Step 1.  Insert the name of the beneficial owner

Where the registered shareholder details are displayed on the DWT Form and the beneficial owner is different from the registered shareholder, write the name and address of the beneficial owner in the Name and Address section of the DWT Form, otherwise leave this section blank.

Where the registered shareholder details are not displayed on the DWT Form, write the name and address of the beneficial owner in the Name and Address section of the DWT Form and write the Holder Identification Number (HIN) or Securityholder Reference Number (SRN) of the Registered Shareholder in the place indicated. If you are returning the DWT Form to the custodian from whom you received the form, they will complete the HIN of the registered holding. Otherwise, failure to write the HIN or SRN may result in the DWT Form not being processed.

Step 2.  Tax reference number details

Identify the type of entity that is the beneficial owner and mark the applicable box in either section 1, 2 or 3.

Section  1: For individuals and joint holders: complete all the tax detail boxes for each beneficial owner. Joint holders must provide the tax reference number of each joint holder. For Australia, the tax reference number is your Tax File Number (TFN).

Section  2: For companies that are tax resident in Australia: complete your TFN. Please note, it is not sufficient to provide an ABN for completing the DWT Form.

For companies that are tax resident outside of Australia and Ireland: select the applicable box in section 2 (a, b or c) identifying the type of company and complete any other applicable boxes.

Section  3: For a person or body of persons (other than an individual or company) select the applicable box in section 3 identifying the type of person or body of persons and provide your tax reference number. For Australia, the tax reference number is your TFN.

If you selected ‘3d – Discretionary trust, you must complete the Discretionary Trust Certificate, have it certified by Irish Revenue and lodge it with the DWT Form. Please see page 4 of this investor guide for further information.

If you selected ‘3e – Other’, you must describe the type of entity. If the entity is a trust other than a trust described in boxes 3a to 3d you must write a full description of the Trust using the word ‘trust’. Note that any other type of trust may not be eligible to claim exemption from DWT.

Investor Guide Page 2 of 4

Step 3.  Sign the Form

It is very important you read the instructions carefully, titled ‘IMPORTANT NOTES’ on the DWT Form. Depending on which section of the DWT Form you completed, the appropriate person/s must sign the form and complete all their details in the signature section of the DWT Form. The DWT Form must be signed by:

Beneficial Owner	Who should sign	Indicate this capacity on the DWT Form
Individual or joint holders	Individual or all joint holders	Individual or joint holders
Australian Company or registered society	Public officer of company or registered society	Public Officer
Non-Australian Company or registered society	Authorised signatory	The title held by the Authorised signatory
Australian superannuation fund (including a self-managed superannuation fund), Australian managed investment scheme, Australian charity/not for profit organisation which is a trust, or a discretionary trust, which has a trustee who is:
• a company	Public officer of trustee	Trustee
• an individual	Individual	Trustee
Any other Australian entity- where the ATO has been notified that another person is authorised to act on that beneficial owner’s behalf	Authorised contact as notified to the ATO	Authorised contact
Non-Australian person or body of persons (which is not an individual or company)	Authorised signatory	The title held by the Authorised signatory. A certified copy of the power of attorney or authorisation document will need to be lodged with Computershare.

Note for Australian tax residents – the DWT Form cannot be signed under Power of Attorney

Step 4.  Certification of Tax Residence (if applicable)

If you are an Australian tax resident and completing the Australian Tax Resident DWT Form, you are not required to seek certification of tax residence as Computershare will attend to this on your behalf, if required.

If the beneficial owner is a company, you are not required to seek certification of the company’s tax residence from its local tax authority.

If you are a beneficial owner resident for tax purposes outside Australia, and are not a company, you must have your tax residence certified by your local tax authority. Once you have completed steps 1 to 3 of the Non-Australian Tax Resident DWT Form, you should contact your local tax authority directly to:

—

arrange for ‘Part A: Certificate of Tax Residence’ at the bottom of the Non-Australian Tax Resident DWT Form to be completed by the tax authority of the country in which you are resident for tax purposes; or

—

where it is not practical for the tax authority to sign and stamp ‘Part A: Certificate of Tax Residence’ at the bottom of the DWT Form, seek a letter to the same effect from the tax authority and provide an English translation, where appropriate.

Where should I return the DWT Form?

You should return the applicable DWT Form (and accompanying documentation, where applicable):

—	if the form was provided to you by your custodian, to that custodian; or
—	otherwise, to Computershare.

You must return the original DWT Form with original signatures. Faxed or photocopied forms cannot be accepted.

ADDITIONAL QUESTIONS

How do I know what type of ‘Person or Body of Persons’ I am?

For beneficial owners who are resident for tax purposes in Australia, the ‘person or body of persons (other than an individual or company)’ Eligible Person category includes:

—

an Australian Superannuation Fund (including an Australian Self-Managed Superannuation Fund) for tax purposes, being an Australian Superannuation Fund which is either a regulated superannuation fund or an exempt public sector fund under the Superannuation Industry (Supervision) Act 1993 (Cth);

—	an Australian Managed Investment Scheme (not being a company), being an Australian Managed Investment Scheme
—

that has a trustee or manager that holds an Australian financial services licence under the Corporations Act (Cth) and/or is a managed investment trust for Australian tax purposes as defined in section 12-400 in Schedule 1 to the Taxation Administration Act 1953 (Cth) (as modified by subdivision 275-A of the Income Tax Assessment Act 1997);

—	an Australian charity / Non-Profit Organisation (NPO) (not being a company) that is a not-for-profit entity established for
—	charitable purposes; or
—	a discretionary trust where a completed Discretionary Trust Certificate, certified by Irish Revenue, accompanies the DWT Form.

Investor Guide Page 3 of 4

Is a Trust eligible to claim exemption from DWT?

A trust other than a discretionary trust is generally not eligible to obtain exemption from DWT unless it is an unincorporated body of persons such as a charity, a pension fund / superannuation fund, or an undertaking for collective investment in transferable securities established or regulated under the law of any ’relevant territory‘, which is resident in a ’relevant territory‘.

What if I do not fall into any of the Eligible Person categories and select ‘3e – Other’ on the relevant DWT Form?

If you select ‘3e – Other’ on the relevant DWT Form and provide a description of the entity, JHIplc or its agent, Computershare, will assess your application for DWT exemption. However, there is no guarantee exemption from DWT can be provided in which case DWT will be withheld from the payment of dividends by JHIplc to such entity.

What additional requirements apply if a beneficial owner is a discretionary trust?

If the beneficial owner is a discretionary trust which is resident in a ’relevant territory‘, the DWT Form must be accompanied by a completed Discretionary Trust Certificate together with the names and addresses of the ’settlors‘ and the ’beneficiaries‘ of the trust.

The Discretionary Trust Certificate and name and address information must first be provided by the trustees of the discretionary trust to Irish Revenue for certification. A more detailed description of the types of discretionary trust which are eligible for exemption from DWT and the information which is required are set out in the Notes to the Discretionary Trust Certificate. The form of Discretionary Trust Certificate and accompanying notes are available at www.computershare.com/au/forms

What if my details change?

If the details you have provided in your completed DWT Form change such that you no longer meet the Exemption Requirements, are resident in a different country, are no longer an Eligible Person or are an Eligible Person for different reasons, you must notify Computershare and (if appropriate) submit a new DWT Form showing the new details. Failure to notify such changes to JHIplc and Computershare and (if appropriate) submit a new DWT Form showing the new details may result in DWT being withheld on your dividend.

Where can I get more information?
For more information on DWT, please refer to: Computershare Investor Services Pty Limited Within Australia: 1300 855 080 International: +61 3 9415 4000

Copies of all forms available from:

www.computershare.com/au/forms

James Hardie’s investor relations website at:

www.ir.jameshardie.com.au/jh/shareholder_services.jsp

Irish Revenue’s website at: www.revenue.ie

Definitions

Company for DWT purposes is any body corporate. A body corporate is, broadly, any body of persons having an identity conferred on it by law and separate from the identities of the members comprising it. A body corporate includes all companies established under local company law as well as companies established by statute or charter. Registered societies or associations may also be included provided that they have separate legal personality.

Control is defined for DWT purposes in section 172D(3A) of the Act and refers to direct or indirect control. The key factors in determining “control” in this context are whether any person(s) possess, are entitled to acquire, or will be entitled to acquire at a future date:

—	the greater part of the share capital or issued share capital of the company; or
—	the greater part of the voting power in the company; or
—	the greater part of the distributable income of the company; or
—	the greater part of the right to assets of the company on a winding up.

On the basis that amounts in excess of 50% equate to “the greater part of” ownership of a particular item, it is reasonable to apply the above tests with a view to establishing whether more than 50% of share capital, issued share capital, voting power, distributable income or assets on a winding up are currently possessed, or may in future be possessed (based on current shareholder rights), by any person(s).

A discretionary trust for DWT purposes is, broadly, a trust over property of any kind (for example, JHIplc shares) whereby the property or income arising from the property is held by one or more trustees who have discretion as to the appointment of and/or the accumulation of income and/or capital.

The term substantially and regularly traded is not defined in the Act. However, for the purposes of qualifying for exemption from DWT under section 172D of the Act, Irish Revenue have indicated that they will accept that a company’s shares are ‘substantially and regularly traded’ where the shares are traded on a regular basis each year in more than de minimis quantities.

Neither Computershare Investor Services (Ireland) Limited or Computershare Investor Services Pty Limited provide advice on tax or accounting matters to security holders. This communication is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under any tax laws.

Investor Guide Page 4 of 4

James Hardie

James Hardie Industries plc
ARBN 097 829 895
Incorporated in Ireland. The liability of members is limited
Registration Number: 485719
Registered Office: Second Floor, Europa House,
Harcourt Centre, Harcourt Street, Dublin 2, Ireland

Return the original of this completed form:

By Mail:
Computershare Investor Services Pty Limited
GPO Box 2106 Melbourne
Victoria 3001 Australia

Enquiries:
(within Australia) 1300 855 080
(International) 61 3 9415 4000

Name and address as it appears on the register

Securityholder Reference Number (SRN)/ Holder Identification Number (HIN)

For your security keep your SRN/HIN confidential.

AUSTRALIAN TAX RESIDENT DWT FORM

This declaration is intended for beneficial owners who are resident in Australia for tax purposes. Beneficial owners who are resident in other countries should refer to the Investor Guide.

Dividend Withholding Tax (DWT) Exemption Declaration Form (as provided for by Chapter 8A, Part 6 of the Taxes Consolidation Act 1997 of Ireland (Act)).

Step 1 If the beneficial owner is different from the registered shareholder of James Hardie Industries plc CHESS Depository Interests (**Shares**), please insert the name and address of the person(s)/entity beneficially entitled to the distributions in respect of which this declaration is made (**Beneficial Owner**):

Name

Address

Information to allow the ATO to confirm your eligibility for exemption from Irish DWT

In order to claim exemption from DWT, certain details relating to the last Australian Tax Return lodged with the Australian Tax Office (**ATO**) by the Beneficial Owner/s must be provided. In the case of joint holders, details of each joint holder must be provided. If these details, including the Tax File Number (**TFN**) of the Beneficial Owner/s are not provided, DWT will be deducted from distributions in respect of which this declaration is made. It is not an offence to withhold your TFN. However, if you do not provide your TFN, tax may be deducted from payments of interest and the unfranked portion of dividends and distributions at the highest marginal rate.

This declaration is made by or on behalf of the Beneficial Owner being:

Step 2 **(Please tick ☑ box 1, 2 or 3 below or overleaf to indicate status and complete the additional information, where relevant)**

1. ☐ **An individual (or individuals) resident in Australia for tax purposes:**

TFN - Individual/Joint Holder 1	TFN - Joint Holder 2	TFN - Joint Holder 3
Date of birth / /	Date of birth / /	Date of birth / /
Name(s) shown on last tax return if different to the name shown above for the Beneficial Owner	Name(s) shown on last tax return if different to the name shown above for the Beneficial Owner	Name(s) shown on last tax return if different to the name shown above for the Beneficial Owner
Address shown on last tax return if different to the address shown above for the Beneficial Owner	Address shown on last tax return if different to the address shown above for the Beneficial Owner	Address shown on last tax return if different to the address shown above for the Beneficial Owner

or

2. ☐ **A company or registered society which is resident in Australia for tax purposes and not under the control of a person or persons who is/are resident for the purposes of tax in Ireland** TFN

WT001

170178_01GVAK

Please turn over to complete the form →

JHX 01WT

or

3. A person or body of persons resident in Australia for tax purposes and which is:

(Please enter your TFN and tick one of the following and complete the additional information where relevant)

TFN

a. Australian Superannuation Fund (including Australian Self-Managed Superannuation Fund)

b. Australian Managed Investment Scheme that is a Trust, not a Corporation

c. Australian charity / Non-Profit Organisation (NPO) that is a Trust, not a Corporation or Superannuation Fund

d. Discretionary trust (Note: discretionary trusts must complete and return with this declaration a ‘Discretionary Trust Certificate’ which is available at www.computershare.com/au/forms)

e. Other (If you ticked “Other” please provide description of entity here:)

(Complete only if none of the above apply. However if this box is completed exemption from DWT may not apply. Please see the Investor Guide.)

Step 3 THIS FORM IS NOT VALID UNLESS COMPLETED AND SIGNED

By signing this form:

1. I/we warrant and declare that the Beneficial Owner is beneficially entitled to the relevant distributions in respect of which this declaration is made.

2. I/we authorize Computershare Investor Services (Ireland) Limited (CISI) and any other Qualifying Intermediary (as defined under Irish law) to or through whom a James Hardie Industries plc (JHIplc) distribution is made to receive such distribution on behalf of the Beneficial Owner and to pay them to or as directed by the registered holder of the CDIs in which the Beneficial Owner holds the beneficial interest in accordance with the ASX Settlement Operating Rules of the Australian Securities Exchange.

3. I/we warrant and declare that, at the time of making this declaration, the Beneficial Owner is a “qualifying non-resident person”, as applicable, for the purposes of Chapter 8A of Part 6 of the Act, and where the Beneficial Owner is a company that the company is a “qualifying non-resident person” on the basis that it is not resident in Ireland and is a company within the meaning of section 172D(3)(b)(i) of the Act.

4. I/we warrant and declare that, in the event that the Beneficial Owner ceases to be resident in Australia for tax purposes (or in the case of a company, ceases to be a company within the meaning of section 172D(3)(b)(i) of the Act on the basis that it becomes controlled by a person or persons who is/are resident for the purposes of tax in Ireland) I/we will, by written notice, bring that fact to the attention of JHIplc, CISI or any other Qualifying Intermediary to or through whom a JHIplc distribution is made.

5. I/we hereby appoint JHIplc, CISI and Computershare Investor Services Pty Ltd or the share registry company appointed by JHIplc from time to time, as entities which may (each) act on behalf of the Beneficial Owner in the collection and recording of the Beneficial Owner’s TFN and TFN exemption details (as relevant) and their provision to the Irish Revenue Commissioners or the Australian Tax Office, or other person (as needed) for the purpose of seeking a reduced rate of DWT on distributions (and authorise those entities to obtain a residency certificate from the ATO to facilitate that purpose) and confirm that in doing so those entities are acting on behalf of the Beneficial Owner in the conduct of its affairs.

6. I/we warrant and declare that I am/we are authorised to make these statements and sign this declaration on behalf of the Beneficial Owner.

IMPORTANT NOTES – Please read these instructions carefully before signing this form.

Please fill in all sections relevant to your holding type. For more information about who can sign this form, please refer to the Investor Guide.

If you completed Section 1 – individual or joint holders: the individual holder or all joint holders must sign the form. You must tick the box labelled ‘Individual’.

If you completed Section 2 – a company or registered society: the Public Officer of the company or registered society must sign the form. You must tick the box labelled ‘Public Officer’.

If you completed Section 3 – a person or body of persons, and ticked box a, b, c or d the trustee of the Trust must sign the form. If the trustee is an individual the form must be signed by the Trustee and tick the box labelled ‘Trustee’. If the trustee is a corporation, the form must be signed by the Public Officer of the corporation, and the box labelled ‘Trustee’ must be ticked. Regardless of which section of the form you completed, if you have advised the ATO that another individual is authorised to act on your behalf, they may complete and sign this form on your behalf. You must clearly write the name of the authorised contact and tick the box labelled ‘Authorised Contact’. If you need more information in relation to who is an authorised contact please refer to: http://www.ato.gov.au/Business/Australian-business-number/In-detail/Registration/Primary-contacts-and-authorised-contacts

Beneficial Owner/Authorised Signatory/Joint Holder 1, must sign here:

Beneficial Owner/Authorised Signatory Signature:

Print Name of Signatory here:

Capacity in which acting (see Important Notes above):

Individual

Trustee

Public Officer

Authorised Contact

Contact Phone Number:

Date (day/month/year) / /

Beneficial Owner 2/Authorised Signatory 2/Joint Holder 2, must sign here:

Beneficial Owner 2/Authorised Signatory 2 Signature:

Print Name of Signatory here:

Date (day/month/year) / /

Beneficial Owner 3/Authorised Signatory 3/Joint Holder 3, must sign here:

Beneficial Owner 3/Authorised Signatory 3 Signature:

Print Name of Signatory here:

Date (day/month/year) / /

JHX 170178_01GVAK

Name and address as it appears on the register

JH JAMES HARDIE

James Hardie Industries plc

ARBN 097 829 895

Incorporated in Ireland. The liability of members is limited

Registration Number: 485719

Registered Office: Second Floor, Europa House,

Harcourt Centre, Harcourt Street, Dublin 2, Ireland

Country:

Return the original of this completed form:

By Mail:

Computershare Investor Services Pty Limited

GPO Box 2106 Melbourne

Victoria 3001 Australia

Enquiries: (within Australia) 1300 855 080

(International) 61 3 9415 4000

Securityholder Reference Number (SRN)/

Holder Identification Number (HIN)

For your security keep your SRN/HIN confidential.

NON-AUSTRALIAN TAX RESIDENT DWT FORM

This declaration is intended for beneficial owners who are NOT resident in Ireland or Australia for tax purposes but who are Qualifying Non-Residents for Irish dividend withholding tax purposes.

Dividend Withholding Tax (DWT) Exemption Declaration Form (as provided for by Chapter 8A, Part 6 of the Taxes Consolidation Act 1997 of Ireland (Act)).

Step 1 If the beneficial owner is different from the registered shareholder of James Hardie Industries plc CHESS Depository Interests (Shares), please insert the name and address of the person(s)/entity beneficially entitled to the distributions in respect of which this declaration is made (Beneficial Owner):

Name

Address

Country

In order to claim exemption from DWT, certain details relating to the Beneficial Owner/s must be provided. In the case of joint holders, details of each joint holder must be provided. If these details, including the Tax reference number of the Beneficial Owner/s are not provided, DWT will be deducted from distributions in respect of which this declaration is made.

This declaration is made by or on behalf of the Beneficial Owner being:

Step 2 (Please tick box 1, 2 or 3 below or overleaf to indicate status and complete the additional information, where relevant)

1. An individual (or individuals) with the following tax reference number and country of tax residence (being a “relevant territory”) (see Investor Guide) (Part A: Certificate of Tax Residence must also be completed by the/each Beneficial Owner’s Tax Authority):

Individual/Joint Holder 1

Tax reference number of Beneficial Owner

Joint holder 2

Tax reference number of Beneficial Owner

Country of tax residence

Country of tax residence

or

2. A company which is: (Please tick which of the following applies and complete the additional information where relevant)

a. resident for tax purposes in the following “relevant territory” (see Investor Guide) and with the following tax reference number and is not under the control, whether directly or indirectly, of a person or persons who is/are resident for the purposes of tax in Ireland (see Investor Guide):

Tax reference number of Beneficial Owner

Country of tax residence

or b. ultimately controlled (see Investor Guide), whether directly or indirectly, by a person or persons who is/are resident for the purposes of tax in the following “relevant territory” (see Investor Guide) or “relevant territories”:

Country of tax residence

Tax reference number of Beneficial Owner

or c. a company, where the principal class of shares (i) of that company, or (ii) of a company of which it is a 75 per cent subsidiary, or (iii) where the company is wholly owned by 2 or more companies, of each of those companies, is substantially and regularly traded on a recognised stock exchange (see Investor Guide) in a “relevant territory”, or on such other stock exchange as may be approved of by the Irish Minister of Finance for the purposes of Chapter 8A of Part 6 of the Act. (If this applies, please insert the name and address of the relevant company/companies ((i), (ii) or (iii) above) and the name and address of the stock exchange as follows)

Name and address of company:

Name and address of stock exchange:

Tax reference number of Beneficial Owner:

WT002 170178_01IIEI

Please turn over to complete the form

JHX 01WT

or

3. A person or body of persons (not being an individual or a company) which is resident for tax purposes in the following “relevant territory” (see Investor Guide) and with the following tax reference number: (Part A: Certificate of Tax Residence must also be completed by the Beneficial Owner’s Tax Authority)

Tax Reference Number of Beneficial Owner

Country of tax residence

and which is a: (Please tick one of the following and complete the additional information where relevant)(Part A: Certificate of Tax Residence must also be completed)

a. pension fund / superannuation fund

b. charity

c. undertaking for collective investment in transferable securities established or regulated under the law of any “relevant territory” (see Investor Guide)

d. discretionary trust (Note: discretionary trusts must complete and return with this declaration a ‘Discretionary Trust Certificate’ which is available at www.computershare.com/au/forms)

e. other (If you ticked “Other” please provide description of entity here:)

(Complete only if none of the above apply. However, if this box is completed exemption from DWT may not apply. Please see the Investor Guide.)

THIS FORM IS NOT VALID UNLESS COMPLETED AND SIGNED

Step 3

By signing this form:

1. I/we warrant and declare that the Beneficial Owner is beneficially entitled to the relevant distributions in respect of which this declaration is made.

2. I/we authorize Computershare Investor Services (Ireland) Limited (CISI) and any other Qualifying Intermediary (as defined under Irish law) to or through whom a James Hardie Industries plc (JHIplc) distribution is made to receive such distribution on behalf of the Beneficial Owner and to pay them to or as directed by the registered holder of the CDIs in which the Beneficial Owner holds the beneficial interest in accordance with the ASX Settlement Operating Rules of the Australian Securities Exchange.

3. I/we warrant and declare that, at the time of making this declaration, the Beneficial Owner is a “qualifying non-resident person”, as applicable, for the purposes of Chapter 8A of Part 6 of the Act, and where the Beneficial Owner is a company that the company is a “qualifying non-resident person” on the basis that it is not resident in Ireland and is a company within the meaning of subsections (i), (ii) or (iii) of section 172D(3) (b) of the Act as indicated above.

4. I/we warrant and declare that, in the event that the Beneficial Owner ceases to be a “qualifying non-resident person” I/we will, by written notice, bring that fact to the attention of JHIplc, CISI or any other Qualifying Intermediary to or through whom a JHIplc distribution is made.

5. I/we hereby appoint JHIplc, CISI and Computershare Investor Services Pty Ltd or the share registry company appointed by JHIplc from time to time, as entities which may (each) act on behalf of the Beneficial Owner in the collection and recording of the Beneficial Owner’s Tax Reference Number and their provision to the Irish Revenue Commissioners or other person (as needed) for the purpose of seeking a reduced rate of DWT on distributions and confirm that in doing so those entities are acting on behalf of the Beneficial Owner in the conduct of its affairs.

6. I/we warrant and declare that I am/we are authorised to make these statements and sign this declaration on behalf of the Beneficial Owner.

Beneficial Owner/Authorised Signatory/Joint Holder 1, must sign here:

Beneficial Owner/Authorised Signatory Signature:

Print Name of Signatory here:

Capacity in which acting:

Contact Phone Number:

Date (day/month/year) / /

Beneficial Owner 2/Authorised Signatory 2/Joint Holder 2, must sign here:

Beneficial Owner 2/Authorised Signatory 2 Signature:

Print Name of Signatory here:

Capacity in which acting:

Contact Phone Number:

Date (day/month/year) / /

IMPORTANT NOTES

A. This form must be completed by the Beneficial Owner (or authorised signatory of the Beneficial Owner if the Beneficial Owner is a company) or by a person who holds a power of attorney or other similar binding authorisation from the Beneficial Owner. Where this form is signed under power of attorney or other similar binding authorisation, please ensure a certified copy of the power of attorney or authorisation document is lodged, if it has not already been noted by Computershare.

B. Where the Beneficial Owner is a company and this form is signed by an authorised signatory of the company, the authorised signatory must have in his/her possession the information necessary to complete this form prior to signing. This information must be retained by the Beneficial Owner and made available to the Irish Revenue Commissioners on request.

C. Where this form has been signed on behalf of the Beneficial Owner, the person signing must have the authority to sign on behalf of the Beneficial Owner and state their capacity in the space provided. Examples of persons who may have the requisite authority to sign on behalf of a Beneficial Owner include, in the case of a company, a director, secretary or other authorised person; in the case of a trust, a trustee; and in the case of an individual, an attorney or representative appointed under a valid power of attorney or other similar binding authorisation from the Beneficial Owner.

Step 4 PART A: CERTIFICATE OF TAX RESIDENCE (IF APPLICABLE)

TO BE COMPLETED BY THE BENEFICIAL OWNER’S TAX AUTHORITY

I certify that the above-named individual (or individuals) or person or body of persons (not being a company) is/are resident in (insert name of country) for the purposes of tax. The relevant tax reference number is 1. 2.

Signed:

Rank: Official Stamp

Date (day/month/year):

IMPORTANT: PLEASE RETURN THIS FORM TO THE DECLARANT

Note: Where it is not practical for the tax authority to use the certificate of residence provided above, a letter to the same effect from the tax authority will suffice, but a translation of such letter into English must be provided.

JHX 170178_01IIEI